[redacted]

11016371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 66852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PANATTONI SECURITIES, INC.

OFFICIAL USE ONLY
134643
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8795 FOLSOM BOULEVARD, SUITE 200
(No. and Street)

SACRAMENTO,	CALIFORNIA	95826
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUZANNE A. MULVIHILL, CHIEF COMPLIANCE OFFICER (916) 889-8212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Propp Christensen Caniglia LLP
(Name – *if individual, state last, first, middle name*)

9261 Sierra College Boulevard,	Roseville	California	95661
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SUZANNE A. MULVIHILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PANATTONI SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SUZANNE A. MULVIHILL, CHIEF COMPLIANCE OFFICER

Title

Notary Public

STACY A. HARTY
COMM. # 1839975
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
COMM. EXPIRES MARCH 9, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PANATTONI SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
December 31, 2010 and 2009

PANATTONI SECURITIES, INC.

CONTENTS

PCC
Propp
Christensen
Caniglia
LLP
CERTIFIED PUBLIC ACCOUNTANTS

9261 Sierra College Boulevard
Roseville, California 95661
916.751.2900
916.751.2979 FAX
pccllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Panattoni Securities, Inc.
Sacramento, California

We have audited the accompanying statements of financial condition of Panattoni Securities, Inc. (the "Company"), as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panattoni Securities, Inc., as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The Company exclusively sells securities for real estate assets developed, owned, operated and sold by Panattoni Development Company, Inc. ("PDC"), a commonly owned affiliate. As disclosed in Note 5 to the financial statements, the Company's revenue and continued existence are dependent on consulting fees, continued referrals, and real estate projects from PDC.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Propp Christensen Caniglia LLP

February 7, 2011
Roseville, California

PANATTONI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS

	2010	2009
Current Assets:		
Cash	$ 38,533	$ 87,815
Prepaid expenses	113	1,227
Total current assets	38,646	89,042
Property and equipment, net	-	487
Total Assets	$ 38,646	$ 89,529

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Current Liabilities:		
Accounts payable	$ 3,550	$ 4,500
Stockholder's Equity:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	345,000	345,000
Accumulated deficit	(319,904)	(269,971)
Total stockholder's equity	35,096	85,029
Total Liabilities and Stockholder's Equity	$ 38,646	$ 89,529

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Consulting services fees	$ 190,000	$ 125,000
Other income	-	35
Total revenue	190,000	125,035
Expenses:		
Consulting	34,711	53,106
Continuing education	-	587
Depreciation	487	1,168
Fingerprinting expenses	36	52
Legal, accounting and professional fees	30,139	39,458
Office supplies and expenses	17,187	26,865
Postage and shipping	174	124
Professional privilege tax	400	1,200
Registration fees	3,052	602
Payroll, taxes and benefits	53,747	116,126
Total expenses	139,933	239,288
Net income (loss)	$ 50,067	$ (114,253)

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock		Paid-In	Retained Earnings	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance, December 31, 2008	1,000	$ 10,000	$ 220,000	$ (155,718)	$ 74,282
Capital contributions	-	-	125,000	-	125,000
Net loss	-	-	-	(114,253)	(114,253)
Balance, December 31, 2009	1,000	10,000	345,000	(269,971)	85,029
Distributions to stockholder	-	-	-	(100,000)	(100,000)
Net income	-	-	-	50,067	50,067
Balance, December 31, 2010	1,000	$ 10,000	$ 345,000	$ (319,904)	$ 35,096

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities:		
Cash received from customers	$ 190,000	$ 125,035
Cash paid to vendors and employees	(139,282)	(241,995)
Net cash provided by (used in) operating activities	50,718	(116,960)
Cash Flows from Financing Activities:		
Additional paid-in capital	-	125,000
Distributions to stockholder	(100,000)	-
Net cash provided by (used in) financing activities	(100,000)	125,000
Net increase (decrease) in cash	(49,282)	8,040
Cash, beginning of year	87,815	79,775
Cash, end of year	$ 38,533	$ 87,815

	2010	2009
Reconciliation of Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:		
Net income (loss)	$ 50,067	$ (114,253)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	487	1,168
(Increase) decrease in prepaid expenses	1,114	(1,227)
Decrease in accounts payable	(950)	(2,648)
Net cash provided by (used in) operating activities	$ 50,718	$ (116,960)

The accompanying notes are an integral part
of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Panattoni Securities, Inc., (the "Company") was incorporated on July 12, 2004, in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been formed to assist Panattoni Development Company, Inc. ("PDC"), a commonly owned affiliate, in the private placement of equity in real estate assets to be developed, owned, operated and sold by PDC. These private placement offerings are exempt from registration pursuant to Regulation D promulgated under the Securities Act of 1933. The Company does not engage in the underwriting of securities, retail brokerage, or securities custodial services.

On January 1, 2007, Panattoni Development Company, LLC acquired 100% of the Company's outstanding common stock making it the Company's sole shareholder.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Property and Equipment
Property and equipment is stated at historical cost and the Company provides for depreciation over the estimated useful lives of the assets using the accelerated double declining balance method. The estimated lives of these assets range from 5 to 7 years.

Maintenance and repairs are charged to expense as incurred. Renewals and betterments, which extend the useful lives of assets, are capitalized.

Fair Value Measurements
The Company has adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 820, Subtopic 10 (FASB ASC 820-10), which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on the fair value hierarchy established in FASB ASC 820-10, which describes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3). Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an on-going basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)
The carrying values of accounts payable are reflected in the accompanying financial statements at historical cost, which is materially representative of their fair value principally because of the short-term maturities of these instruments.

S Corporation - Income Tax Status
The Company has elected S Corporation status for federal and state income tax purposes under Internal Revenue Code Section 1362 and California Revenue and Taxation Code Section 23801, respectively, whereby all items of income and expense flow through to the individual stockholders. The Company is, however, subject to the greater of a minimum state franchise tax or a 1.5% state income tax.

Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events
Events and transactions have been evaluated for potential recognition or disclosure through February 7, 2011, the date that the financial statements were available to be issued.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2010 and 2009, is summarized as follows:

	2010	2009
Office furniture and equipment	$ 8,611	$ 8,611
Less accumulated depreciation	8,611	8,124
Property and equipment, net	$ -	$ 487

Depreciation expense relating to property and equipment was $487 and $1,168 for the years ended December 31, 2010 and 2009, respectively.

NOTE 4: RELATED PARTY TRANSACTIONS

On June 1, 2006, the Company entered into an office and administrative services agreement with PDC, a commonly owned affiliate of the Company. Under the terms of the agreement, the Company will receive administrative and back-office support services required other than direct services. These services include but may not be limited to business administration, including information systems, human resource assistance, record keeping, and clerical assistance, and the arranging and monitoring of accounting and professional services. The terms of the agreement provide for an initial term of one year, renewed automatically for successive one-year terms. During the years ended December 31, 2010 and 2009, the Company recorded expenses of $12,007 and $27,000, respectively, related to administrative services provided under each year's agreement.

NOTE 4: RELATED PARTY TRANSACTIONS (CONTINUED)

On August 1, 2009, the Company entered into a consulting services agreement with PDC. Under the terms of the agreement, the Company will provide PDC with advice, recommendations, and consultation relative to certain securities-related transactions. The terms of the agreement provide for an initial term of one year, renewed automatically for successive one-year terms. During the years ended December 31, 2010 and 2009, the Company recorded income of $190,000 and $125,000, respectively, related to consulting services provided under this agreement.

NOTE 5: CONCENTRATIONS AND ECONOMIC DEPENDENCE

The Company exclusively sells securities for real estate assets developed, owned, operated and sold by PDC. All of the Company's business is obtained through referrals from PDC. Thus, the Company's brokerage fees and commissions revenue is dependent on continued referrals and real estate projects from PDC. Additionally, the only significant source of revenue other than brokerage fees and commissions is consulting service fees provided under the terms of the consulting services agreement with PDC.

SUPPLEMENTARY INFORMATION

PANATTONI SECURITIES, INC.

SCHEDULE I:
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Net capital requirement, the greater of:			$	5,000
1/15 of aggregate indebtedness	$	237		
Minimum dollar requirement		5,000		
Net capital				34,983
Excess net capital			$	29,983
Aggregate indebtedness			$	3,550
Ratio of aggregate indebtedness to net capital				10.15%
Ratio of subordinated indebtedness to debt/equity total				N/A
120% of required net capital				6,000
Net capital in excess of 120% of required net capital			$	28,983
Total assets			$	38,646
Less: total liabilities				3,550
Net worth			$	35,096
Deductions from and/or charges to net worth:				
Total non-allowable assets	$	113		
Other deductions or charges		-		
Excess fidelity bond deductible		-		
Total deductions from and/or charges to net worth				113
Net capital before haircuts on securities positions			$	34,983
Haircuts on:				
Certificates of deposit and commercial paper	$	-		
U.S. and Canadian government obligations		-		
State and municipal government obligations		-		
Corporate obligations		-		
Stocks and warrants		-		
Options		-		
Arbitrage		-		
Other securities		-		
Other positions		-		
Undue concentrations		-		
Total haircuts of securities				-
Net capital			$	34,983

PANATTONI SECURITIES, INC.

SCHEDULE I:
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Non-allowable assets:		
Accounts receivable	$	-
Furniture and fixtures		8,611
Accumulated depreciation		(8,611)
Deposits		-
Prepaid expenses		113
Organization costs		2,902
Accumulated amortization		(2,902)
Total non-allowable assets	$	113
Other deductions or charges:		
Fidelity bond deductible:		
Minimum net capital requirement	$	5,000
Fidelity bond coverage requirement	$	6,000
Fidelity bond deductible allowed *	$	5,000
Fidelity bond deductible	$	5,000
Excess fidelity bond deductible	$	-

* greater of (i) 10% of amount of coverage required or (ii) $5,000

Pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d), we affirm that no differences existed between the Audited Computation of Net Captial under SEC Rule 15c3-1 as of December 31, 2010 and Pannatoni Securities, Inc.'s corresponding Unaudited FOCUS report Part IIA.

NOTES TO SCHEDULE I

A computation for determination of reserve requirements pursuant to Rule 15c3-3 as specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

PCC
Propp
Christensen
Caniglia
LLP
CERTIFIED PUBLIC ACCOUNTANTS

9261 Sierra College Boulevard
Roseville, California 95661
916.751.2900
916.751.2979 FAX
pccllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Panattoni Securities, Inc.
Sacramento, California

In planning and performing our audit of the financial statements of Panattoni Securities, Inc., (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Propp Christensen Caniglia LLP

February 7, 2011
Roseville, California